Form 3 UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP
 OF SECURITIES  Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the Public
Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company
Act of 1940

(Print or Type Responses)

1.  Name and Address of Reporting Person* (Last)First(Middle)
 	Kelley, Brad M.

(Street) 	1600 Jean LaFitte

(City)(State(Zip) 	Boca Grande, FL 33921

2.  Date of Event Requiring Statement (Month/Day/Year) 	01/23/2003

3.  I.R.S. Identification Number of Reporting Person, if an entity
(voluntary) 	N/A

4.  Issuer Name and Ticker or Trading Symbol Antigenics Inc.	 (NASDAQ:AGEN  )

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

___Director	___Officer (give title below)		   X   10% Owner
___Other (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)	N/A

7.  Individual or Joint/Group Filing (Check Applicable Line)

   X    Form filed by One Reporting Person	_____Form filed by More
 than One Reporting Person






Table I  Non-Derivative Securities Beneficially Owned

Title of Security 	Common Stock
(Instr. 4)

Amount of Securities Beneficially Owned	4, 8029, 140
(Instr. 4)

Ownership Form: Direct (D) or Indirect (I) 		D
(Instr. 5)

Nature of Indirect Beneficial Ownership		N/A
(Instr. 5)

Table II Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities) N/A

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses
_/s/ Brad M. Kelley_______________01/23/2003___________
Signature of Reporting Person		Date

* If the form is filed by more than one reporting person, see
 Instruction 5(b)(v).
**  Intentional misstatements or omissions of facts constitute
 Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).